UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)1

Aeolus Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

00765G109
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,350,669 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,350,669 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,350,669 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%(1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes 651,900 shares of Common Stock currently issuable upon the exercise of certain 2015 Warrants (defined below). As of December 31, 2015, the 2015 Warrant exercise limitation described in the next sentence limits the aggregate exercise of 2015 Warrants by the Reporting Persons to 651,900 out of the 25,868,948 shares of Common Stock underlying the 2015 Warrants owned by the Reporting Persons in the aggregate. The 2015 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain 2015 Warrants owned by BVF would be fully exercised, and the remaining 2015 Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the 2015 Warrants to acquire 651,900 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation. As such, BVF holds 2015 Warrants to acquire 10,664,352 additional shares which are excluded from the table above as a result of the 9.99% limitation.

CUSIP NO. 00765G109

Excludes Warrants (defined below) to purchase 3,661,915 shares of Common Stock that BVF holds, as a result of a 9.98% limitation, limiting the exercise of the Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Warrant exercise limitation described in the previous sentence limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 8,000,000 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate.

Excludes Preferred Stock (defined below) to acquire 8,677,272 shares of Common Stock (convertible from 1,909 shares of Preferred Stock) that BVF holds, as a result of a 9.99% limitation limiting the conversion of the Preferred Stock if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Preferred Stock conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 20,454,545 shares of Common Stock (convertible from 4,500 shares of Preferred Stock) owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to exercise the 2015 Warrants, Warrants or Preferred Stock in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.98% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,730,929 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,730,929 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,730,929 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%(1)
12	TYPE OF REPORTING PERSON PN

(1)  Excludes 6,732,376 shares of Common Stock currently issuable upon the exercise of certain 2015 Warrants (defined below). As of December 31, 2015, the 2015 Warrant exercise limitation described in the next sentence limits the aggregate exercise of 2015 Warrants by the Reporting Persons to 651,900 out of the 25,868,948 shares of Common Stock underlying the 2015 Warrants owned by the Reporting Persons in the aggregate. The 2015 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain 2015 Warrants owned by BVF would be fully exercised, and the remaining 2015 Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the 2015 Warrants to purchase 651,900 shares of Common Stock would bring the Reporting Persons to the aggregate 9.99% limitation. As such, BVF 2 holds 2015 Warrants to purchase 6,732,376 shares which are excluded from the table above as a result of the 9.99% limitation.

CUSIP NO. 00765G109

Excludes Warrants (defined below) to acquire 1,957,575 shares of Common Stock that BVF 2 holds, as a result of a 9.98% limitation, limiting the exercise of the Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Warrant exercise limitation described in the previous sentence limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 8,000,000 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate.

Excludes Preferred Stock (defined below) to acquire 5,213,636 shares of Common Stock (convertible from 1,147 shares of Preferred Stock) that BVF 2 holds, as a result of a 9.99% limitation limiting the conversion of the Preferred Stock if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Preferred Stock conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 20,454,545 shares of Common Stock (convertible from 4,500 shares of Preferred Stock) owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to exercise the 2015 Warrants, Warrants or Preferred Stock in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.98% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON BVF Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 352,980
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 352,980
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,980
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12	TYPE OF REPORTING PERSON PN (1)

(1)  Excludes 3,086,364 shares of Common Stock currently issuable upon the exercise of certain 2015 Warrants (defined below). As of December 31, 2015, the 2015 Warrant exercise limitation described in the next sentence limits the aggregate exercise of 2015 Warrants by the Reporting Persons to 651,900 out of the 25,868,948 shares of Common Stock underlying the 2015 Warrants owned by the Reporting Persons in the aggregate. The 2015 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain 2015 Warrants owned by BVF would be fully exercised, and the remaining 2015 Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the 2015 Warrants to purchase 651,900 shares of Common Stock would bring the Reporting Persons to the aggregate 9.99% limitation. As such, Trading Fund OS holds 2015 Warrants to purchase 3,086,364 shares which are excluded from the table above as a result of the 9.99% limitation.

CUSIP NO. 00765G109

Excludes Preferred Stock (defined below) to acquire 3,086,363 shares of Common Stock (convertible from 679 shares of Preferred Stock) that Trading Fund OS holds, as a result of a 9.99% limitation limiting the conversion of the Preferred Stock if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Preferred Stock conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 20,454,545 shares of Common Stock (convertible from 4,500 shares of Preferred Stock) owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to exercise the 2015 Warrants, Warrants or Preferred Stock in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.98% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12	TYPE OF REPORTING PERSON CO (1)

(1)  Excludes 3,086,364 shares of Common Stock currently issuable upon the exercise of certain 2015 Warrants (defined below). As of December 31, 2015, the 2015 Warrant exercise limitation described in the next sentence limits the aggregate exercise of 2015 Warrants by the Reporting Persons to 651,900 out of the 25,868,948 shares of Common Stock underlying the 2015 Warrants owned by the Reporting Persons in the aggregate. The 2015 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain 2015 Warrants owned by BVF would be fully exercised, and the remaining 2015 Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the 2015 Warrants to purchase 651,900 shares of Common Stock would bring the Reporting Persons to the aggregate 9.99% limitation. As such, Trading Fund OS holds 2015 Warrants to purchase 3,086,364 shares which are excluded from the table above as a result of the 9.99% limitation.

CUSIP NO. 00765G109

Excludes Preferred Stock (defined below) to acquire 3,086,363 shares of Common Stock (convertible from 679 shares of Preferred Stock) that Trading Fund OS holds, as a result of a 9.99% limitation limiting the conversion of the Preferred Stock if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Preferred Stock conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 20,454,545 shares of Common Stock (convertible from 4,500 shares of Preferred Stock) owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to exercise the 2015 Warrants, Warrants or Preferred Stock in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.98% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 15,213,480 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 15,213,480 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,213,480 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON PN, IA

(1)  Includes 651,900 shares of Common Stock currently issuable upon the exercise of certain 2015 Warrants (defined below). As of December 31, 2015, the 2015 Warrant exercise limitation described in the next sentence limits the aggregate exercise of 2015 Warrants by the Reporting Persons to 651,900 out of the 25,868,948 shares of Common Stock underlying the 2015 Warrants owned by the Reporting Persons in the aggregate. The 2015 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain 2015 Warrants owned by BVF would be fully exercised, and the remaining 2015 Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the 2015 Warrants to acquire 651,900 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation. As such, an additional 25,217,048 shares are excluded from the table above as a result of the 9.99% limitation.

CUSIP NO. 00765G109

Excludes Warrants (defined below) to purchase 8,000,000 shares of Common Stock, as a result of a 9.98% limitation, limiting the exercise of the Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Warrant exercise limitation described in the previous sentence limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 8,000,000 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate.

Excludes Preferred Stock (defined below) to purchase 20,454,545 shares of Common Stock (convertible from 4,500 shares of Preferred Stock), as a result of a 9.99% limitation limiting the conversion of the Preferred Stock if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Preferred Stock conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 20,454,545 shares of Common Stock (convertible from 4,500 shares of Preferred Stock) owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to exercise the 2015 Warrants, Warrants or Preferred Stock in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.98% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 15,213,480 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 15,213,480 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,213,480 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON CO

(1)  Includes 651,900 shares of Common Stock currently issuable upon the exercise of certain 2015 Warrants (defined below). As of December 31, 2015, the 2015 Warrant exercise limitation described in the next sentence limits the aggregate exercise of 2015 Warrants by the Reporting Persons to 651,900 out of the 25,868,948 shares of Common Stock underlying the 2015 Warrants owned by the Reporting Persons in the aggregate. The 2015 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain 2015 Warrants owned by BVF would be fully exercised, and the remaining 2015 Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the 2015 Warrants to acquire 651,900 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation. As such, an additional 25,217,048 shares are excluded from the table above as a result of the 9.99% limitation.

CUSIP NO. 00765G109

Excludes Warrants (defined below) to purchase 8,000,000 shares of Common Stock, as a result of a 9.98% limitation, limiting the exercise of the Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Warrant exercise limitation described in the previous sentence limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 8,000,000 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate.

Excludes Preferred Stock (defined below) to purchase 20,454,545 shares of Common Stock (convertible from 4,500 shares of Preferred Stock), as a result of a 9.99% limitation limiting the conversion of the Preferred Stock if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Preferred Stock conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 20,454,545 shares of Common Stock (convertible from 4,500 shares of Preferred Stock) owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to exercise the 2015 Warrants, Warrants or Preferred Stock in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.98% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 15,213,480 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 15,213,480 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,213,480 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON IN

(1)  Includes 651,900 shares of Common Stock currently issuable upon the exercise of certain 2015 Warrants (defined below). As of December 31, 2015, the 2015 Warrant exercise limitation described in the next sentence limits the aggregate exercise of 2015 Warrants by the Reporting Persons to 651,900 out of the 25,868,948 shares of Common Stock underlying the 2015 Warrants owned by the Reporting Persons in the aggregate. The 2015 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed only certain 2015 Warrants owned by BVF would be fully exercised, and the remaining 2015 Warrants held by BVF, BVF 2, Trading Fund OS and those in the Partners Management Accounts would not be exercised, as the exercise of the 2015 Warrants to acquire 651,900 shares of Common Stock bring the Reporting Persons to the aggregate 9.99% limitation. As such, an additional 25,217,048 shares are excluded from the table above as a result of the 9.99% limitation.

CUSIP NO. 00765G109

Excludes Warrants (defined below) to purchase 8,000,000 shares of Common Stock, as a result of a 9.98% limitation, limiting the exercise of the Warrants if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Warrant exercise limitation described in the previous sentence limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 8,000,000 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate.

Excludes Preferred Stock (defined below) to purchase 20,454,545 shares of Common Stock (convertible from 4,500 shares of Preferred Stock), as a result of a 9.99% limitation limiting the conversion of the Preferred Stock if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Preferred Stock conversion limitation described in the previous sentence limits the aggregate conversion of Preferred Stock by the Reporting Persons to 0 out of the 20,454,545 shares of Common Stock (convertible from 4,500 shares of Preferred Stock) owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to exercise the 2015 Warrants, Warrants or Preferred Stock in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.98% or 9.99% limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

Item 1(a).	Name of Issuer:

Aeolus Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

26361 Crown Valley Parkway
Suite 150
Mission Viejo, California 92691

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Investments, L.L.C. (“BVLLC”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Inc.
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

CUSIP NO. 00765G109

Mark N. Lampert (“Mr. Lampert”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

00765G109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP NO. 00765G109

Item 4.	Ownership

(a)	Amount beneficially owned:

Effective on December 31, 2015, the Reporting Persons held warrants exercisable for an aggregate of 8,000,000 shares of Common Stock (the “Warrants”).  Such Warrants have an initial exercise price of $0.25 per Share, subject to adjustment pursuant to the terms of the warrants, and expire on February 19, 2018.  The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.98% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Warrant exercise limitation described in the prior sentence limits the aggregate exercise of Warrants by the Reporting Persons to 0 out of the 8,000,000 shares of Common Stock underlying the Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the Warrants owned by each of BVF, BVF2, Trading Fund OS, and the Partners Management Accounts (defined below) would not be exercised, due to the aggregate 9.98% limitation.

In addition to the Warrants, the Reporting Persons hold warrants exercisable for an aggregate of 25,868,948 shares of Common Stock (the “2015 Warrants”). Such 2015 Warrants have an exercise price of $0.22 per Share and expire on December 10, 2020.  The 2015 Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the 2015 Warrant exercise limitation described in the prior sentence limits the aggregate exercise of 2015 Warrants by the Reporting Persons to 651,900 out of the 25,868,948 shares of Common Stock underlying the 2015 Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the 2015 Warrants owned by each of BVF2, Trading Fund OS and the Partners Management Accounts would not be exercised, and the 2015 Warrants held by BVF would only be exercised to acquire 651,900 shares of Common Stock which would bring the Reporting Persons to the aggregate 9.99% limitation. BVF holds 2015 Warrants to acquire 10,664,352 additional shares which are excluded herein as a result of the 9.99% limitation.

In addition to the Warrants and the 2015 Warrants, the Reporting Persons hold 4,500 shares of Series C convertible preferred stock convertible into an aggregate of 20,454,545 shares of Common Stock (the “Preferred Stock”). The Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2015, the Preferred Stock conversion limitation limits the aggregate exercise of Preferred Stock to 0 out of 20,454,545 shares of Common Stock.

The Reporting Persons may choose to exercise the 2015 Warrants, Warrants or Preferred Stock in other amounts among the Reporting Persons, while continuing to comply with the respective aggregate 9.99%, 9.98% or 9.99% limitation.

As of the close of business on December 31, 2015, (i) BVF beneficially owned  7,350,669 shares of Common Stock, including 651,900 shares of Common Stock issuable upon the exercise of 2015 Warrants held by it, and excluding (a) 10,664,352 shares of Common Stock issuable upon the exercise of 2015 Warrants held by it, (b) 3,661,915 shares of Common Stock issuable upon the exercise of Warrants held by it, and (c) 8,677,272 shares of Common Stock issuable upon the conversion of 1,909 shares of Preferred Stock;  (ii) BVF2 beneficially owned  3,730,929 shares of Common Stock, excluding (a) 6,732,376 shares of Common Stock issuable upon the exercise of 2015 Warrants held by it, (b) 1,957,575 shares of Common Stock issuable upon the exercise of Warrants held by it, and (c) 5,213,636 shares of Common Stock issuable upon the conversion of 1,147 shares of Preferred Stock; (iii) BVLLC beneficially owned  352,980 shares of Common Stock and (iv) Trading Fund OS beneficially owned 0 shares of Common Stock, excluding  (a) 3,086,364 shares of Common Stock issuable upon the exercise of 2015 Warrants held by it, and (b) 3,086,363 shares of Common Stock issuable upon the conversion of 679 shares of Preferred Stock.

CUSIP NO. 00765G109

Partners OS as the general partner of Trading Fund OS may be deemed to beneficially own the 0 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the manager of BVLLC, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 15,213,480 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, BVLLC, Trading Fund OS, and certain Partners management accounts (the “Partners Management Accounts”), including 3,778,902 shares of Common Stock held in the Partners Management Accounts, and excluding (a) 4,733,956 shares of Common Stock issuable upon the exercise of 2015 Warrants, (b) 2,380,510 shares of Common Stock issuable upon the exercise of Warrants, and (c) 3,477,272 shares of Common Stock issuable upon the conversion of  765 shares of Preferred Stock.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 15,213,480 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 15,213,480 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, BVLLC, Trading Fund OS, and the Partners Management Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 151,559,745 shares of Common Stock outstanding as of December 31, 2015, as disclosed in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC) on January 26, 2016 and assumes the additional issuance of shares on the exercise of the 2015 Warrants.

As of the close of business on December 31, 2015 (i) BVF beneficially owned approximately 4.8% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 2.5% of the outstanding shares of Common Stock, (iii) BVLLC may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, (iv) Trading Fund OS beneficially owned 0% of the outstanding shares of Common Stock (v) Partners OS may be deemed to beneficially own 0% of the outstanding shares of Common Stock, and (vi) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (approximately 2.5% of which is held in the Partners Management Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

CUSIP NO. 00765G109

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to the operating agreement of BVLLC, Partners is authorized, among other things, to invest the contributed capital of Samana Capital, L.P., the majority member of BVLLC, in the shares of Common Stock and other securities of the Issuer and to vote, exercise or convert and dispose of each security, and is entitled to receive fees based on assets under management and, subject to certain exceptions, allocations based on realized and unrealized gains on such assets.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, BVLLC, and the Partners Management Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00765G109

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

BIOTECHNOLOGY VALUE FUND, L.P.
BVF INC.
By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	/s/ Mark N. Lampert		President
Mark N. Lampert
President

MARK N. LAMPERT
BIOTECHNOLOGY VALUE FUND II, L.P.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President